DLA Piper UK LLP Beijing Representative Office
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www.dlapiper.com

July 30, 2024

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Scott Stringer
Mr. Doug Jones
Ms. Rucha Pandit
Ms. Lilyanna Peyser

Re:	Julong Holding Limited
Draft Registration Statement on Form F-1
Confidentially Submitted June 14, 2024
CIK No. 0002007846

Dear Mr. Stringer, Mr. Jones, Ms. Pandit and Ms. Peyser:

On behalf of our client, Julong Holding Limited, a exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 5, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 14, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 3 and reissue it in part. Please further revise your disclosure here and on page 9 to clearly state whether any transfers, dividends, or distributions have been made to date between the holding company and investors. Additionally, please provide a cross-reference to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 9 of the Revised Draft Registration Statement accordingly.

2.

We note your response to prior comment 5 and reissue it in part. Please further revise here and page 10 of the prospectus summary to clearly discuss whether there are any limitations on your ability to transfer cash to investors. Additionally, please provide a cross-reference to your discussion of this issue in your summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 10 of the Revised Draft Registration Statement accordingly.

3.	Please revise your statement that “the legal and operational risks associated with our operations in the PRC apply to its operations in Hong Kong only to the extent applicable” to delete the phrase “only to the extent applicable.”

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.

Prospectus Summary

Corporate History and Structure, page 4

4.	Please include a footnote to the diagram indicating that Mr. Hu, your chief executive officer, owns 96% of Datongyi Holding Limited.

In response to the Staff’s comment, the Company has revised the disclosure on the pages 4 and 67 of the Revised Draft Registration Statement accordingly.

Risks Related to Doing Business in China, page 7

5.

We note your revised disclosure on page 5 in response to prior comment 9. Please revise to instead include this disclosure in bulleted format under the section captioned “Risks Related to Doing Business in China.” Additionally, please revise here to ensure that each summary risk factor in this section is accompanied with specific cross-references to the title of the more detailed discussion of these risks in the registration statement. Where you state that the “Chinese government exerts substantial influence over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals,” please revise to include the fact that the Chinese government may also exert more control over foreign investment in China-based issuers, and that all such exertions of control by the Chinese government could result in a material change in your operations and/or the value of the securities you are registering for sale.

In response to the Staff’s comment, the Company has revised the disclosure on the pages 5, 6 and 7 of the Revised Draft Registration Statement accordingly.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 10

6.	We note your response to prior comment 10 and reissue it in part. Please revise to state affirmatively whether you have received all requisite permissions or approvals to offer the securities being registered to foreign investors. In this regard, we note your representation confirming the negative, that you “have not been requested to obtain or denied any license or permission from any government authority in China in connection with our operations or this offering as of the date of this prospectus.” Additionally, please disclose whether all conclusions in this section are based on the opinion of counsel and, if not, why that is the case and the basis for such conclusions. As an example only, we note your representation that you “believe that laws and regulations currently effective in Hong Kong have no impact on our business or our ability to complete this offering”; please provide the basis for this conclusion given that you appear to have registered subsidiaries in Hong Kong. Lastly, we note your disclosure that you cannot assure investors that you “will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required.” Please revise this disclosure to further articulate the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Make conforming changes in your risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 9, 31, 37 and 40 of the Revised Draft Registration Statement accordingly.

Risk Factors

Our post-offering memorandum . . ., page 58

7.	We note your response to prior comment 16 and reissue it. Please revise this risk factor to discuss the risk that the forum provision will result in increased costs to investors of bringing claims under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on the page 58 of the Revised Draft Registration Statement accordingly.

Capitalization, page 62

8.	Please explain to us why you are no longer presenting on a pro forma and pro forma as adjusted basis separate line items for each of Class A and Class B ordinary shares.

In response to the Staff’s comment, the Company respectfully revised the disclosure on the page 62 to present the Capitalization table on a pro forma and pro forma as adjusted basis with line items separated for each of Class A and Class B ordinary shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities, page 74

9.	Refer to your response to prior comment 20. It appears the content of your response prior to “Trend Information” is useful information to investors regarding the negative operating cash flows for fiscal 2023 in compliance with the guidance cited in the comment. Please include such disclosure. Also, provide disclosure for fiscal 2022 similar to the first paragraph of the response, with analysis of material variance between the periods. Additionally, consider further analysis of material components regarding cash paid/used for other operating activities and variances between periods, as this appears to be a material factor. Further, you state in the response the decrease in operating cash flow was driven principally by an increase in contract assets. Please explain how and why this affected operating cash between the periods.

In response to the Staff’s comment, we included the content of our response to the Staff’s prior comment 20 and other disclosure in the discussion of Liquidity and Capital Resources on the pages 76, 77, and 78.

The analysis of change in operating cash flow using the direct method included in the response to the Staff’s #20 question in our last response letter to the Staff contained some miscalculation. The revised operating cash flow analysis using the direct method was included in the discussion of Liquidity and Capital Resources. The correct calculation and presentation did not result in material cash paid/used for other operating activities.

10.	Within “Trend Information” you state that although turnover days for accounts receivable and contract assets improved in fiscal 2023 compared to fiscal 2022 the long turnover days for contract assets affected your liquidity. Please discuss whether this contributed to the decrease in operating cash for fiscal 2023 compared to fiscal 2022 and, if so, how and why. You also state the long payment term for engineering solutions of intelligent projects caused negative cash flows from operations for fiscal 2023. Since it appears these long payment terms also existed in fiscal 2022, clarify why the effect is more detrimental to fiscal 2023 than fiscal 2022.

In response to the Staff’s comment, the Company makes the following explanation:

The long turnover days for contract assets was one of the major factors contributed to the decrease in operating cash for fiscal year 2023 compared to fiscal year 2022. The increase in contract assets made the operating cash decrease by RMB51,496 thousand (USD7,132 thousand) for fiscal year 2023, while the increase in contract assets only made the operating cash decrease by RMB11,535 thousand for fiscal year 2022. Combined with other factors such as increase in accounts receivable of RMB7,368 thousand (USD1,020 thousand) in fiscal year ended September 30, 2023, decrease in account receivable of RMB5,984 thousand in fiscal year 2022, and increase in accrued expenses and other current liabilities for RMB4,174 thousand and RMB22,141 (USD3,066 thousand) in fiscal years ended September 30, 2022 and 2023, respectively, and changes in amount due from/to related parties and contract liabilities, etc., cash flow from operating activities decreased RMB23,626 thousand (USD3,272 thousand) from the fiscal year ended September 30, 2022 to the fiscal year ended September 30, 2023.

The sharp increase in contract assets as of September 30, 2023 was mainly due to 1) the increase of revenue of engineering solutions of intelligent projects of RMB56,177 thousand (USD7,780 thousand), majority of which has not been billed as of September 30, 2023. and 2) the long turn over days of contract assets. The contractual terms of the engineering solutions of intelligent projects require us to bill customers for majority of the consideration after the progress or acceptance reports issued by them. In addition, there is 3-5% of retention for quality assurance which can be received after two years or longer upon project completion. For service to provide engineering solutions, the time frame from the start of service till all payments are received ranges from 12 months to 60 months for majority of the projects. This results in the accumulation of contact assets after our service is provided but before we can bill the customers, and causes the long turn over days of contract assets. Though the long payment term also existed in fiscal year 2022, the effect is more detrimental to the fiscal year ended September 30, 2023 than the fiscal year ended September 30, 2022 because the revenue of engineering solutions service increased 88.6% from RMB49,292 thousand in fiscal year ended September 30, 2022 to RMB105,469 thousand (USD14,607 thousand) in fiscal year ended September 30, 2023, due to rapid increase in customer demand after the end of Convid-19 pandemic. The condition of negative operating cash flow is not a known trend, as we have worked out ways to shorten the turnover days of contract assets, and in turn improve operating cash flow.

Business

Our Suppliers, page 97

11.	We note your response to prior comment 23 and reissue it in part. Please revise here and in the section captioned “Our Customers” to discuss the term and termination provisions of your customer and supplier contracts.

In response to the Staff’s comment, the Company has revised the disclosure on the page 100 of the Revised Draft Registration Statement accordingly.

Related Party Transactions, page 121

12.	We note your response to prior comment 24. Please update this section to reflect all related party transactions that occurred since the beginning of the three preceding fiscal years up to the date of the registration statement. In this regard, we note that you deleted the reference to providing disclosure for the 2021 fiscal year, however this disclosure appears to be required. Refer to Item 4(a) of Form F-1 and Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has added all related party transactions that occurred since the beginning of the three preceding fiscal years up to the date of this prospectus on the page 123 of the Revised Draft Registration Statement accordingly.

General

13.

We note your response to prior comment 31 that you have “updated the disclosure on pages 29, 89 and 100 of the Revised Draft Registration Statement to the date hereof accordingly.” However, page 89 does not appear to have been updated as of the date of the prospectus. In this regard, we note the disclosure states that you “owned 20 patents and 28 software copyrights as of September 30, 2023 (emphasis added).” Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on the page 91 of the Revised Draft Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jiaqi Hu, Chairman and Chief Executive Officer, Julong Holding Limited Richard Aftanas, Esq., Partner, Hogan Lovells US LLP